Fang Xue
Direct: +86 10 6502 8687
Fax: +86 10 6502 8510
FXue@gibsondunn.com

November 1, 2016

Re: eFuture Holding Inc.
Amendment No. 1 to Schedule 13E-3
Filed October 25, 2016 by eFuture Holding Inc., Mr. Zhongchu Li, Beijing
Shiji Information Technology Co., Ltd., Shiji (Hong Kong) Limited, and
eFuture CI Limited
File No. 005-82172

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Duchovny:

On behalf of eFuture Holding Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission) contained in its letter dated October 28, 2016 with respect to Amendment No. 1 to Schedule 13e-3, File No. 005-82172 (the “Schedule 13e-3”) filed on October 25, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in the revised preliminary proxy statement attached as Exhibit (a)-(1) (the “Revised Proxy Statement”) to Amendment No. 2 to Schedule 13e-3, filed concurrently with the submission of this letter in response to the Staff’s comments. The Revised Proxy Statement incorporates the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, a marked copy of the Revised Proxy Statement indicating changes against the preliminary proxy statement attached as Exhibit (a)-(1) to the Schedule 13e-3 is being provided separately to the Staff via email.

***

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning Mr. Zhongchu Li, Beijing Shiji Information Technology Co., Ltd., Shiji (Hong Kong) Limited, or eFuture CI Limited, such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Proxy Statement

Summary Term Sheet, page 3

1.	We reissue prior comment 3. Your summary term sheet and questions and answers sections are still 20 pages long. See Item 1001 of Regulation M-A.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on pages 1 through 11 of the Revised Proxy Statement.

Special Factors

Background of the Merger, page 21

2.	We note your response to prior comment 6. Please provide us additional factual information regarding Mr. Li’s consideration of a going private transaction between April and June 2016. How was such consideration preliminary? We note that the absence of a formal formulation of a plan is not, alone, indicative of the absence of a change in the disclosure then in Mr. Li’s Schedule 13D and the fact that a meeting between Parent representatives and Cleary was held on a “no-names basis” is also not dispositive of whether the disclosure then current had undergone a material change.

The Buyer Group respectfully advises the Staff that in response to the Staff’s comment, the disclosure has been amended to clarify the facts regarding Mr. Li’s review of recent going private transactions between April and June 2016. Please refer to the updated disclosure on page 12 of the Revised Proxy Statement. As evidenced by such facts, prior to June 6, 2016, Mr. Li had not taken any significant steps that demonstrate the adoption of plans or proposals resulting in a going private transaction involving the Company or any other material changes in the disclosure then in Mr. Li’s Schedule 13D.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Shiji (Hong Kong) Limited and eFuture CI Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +86 10 6502 8687.

Very truly yours,

By:_/s/ Fang Xue______________

Fang Xue

Gibson, Dunn & Crutcher LLP

Enclosures

cc: Denise Shiu (Cleary Gottlieb Steen & Hamilton LLP)

Exhibit A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 28, 2016 with respect to Amendment No. 1 to Schedule 13e-3, File No. 005-82172 (the “Schedule 13e-3”) filed on October 25, 2016 by eFuture Holding Inc. and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 2 to Schedule 13e-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

eFuture Holding Inc.

By	/s/ Yuanzhu Lu
Name:	Yuanzhu Lu
Title:	Director

Mr. Zhongchu Li

/s/ Zhongchu Li

Beijing Shiji Information Technology Co., Ltd.

By	/s/ Zhongchu Li
Name:	Zhongchu Li
Title:	Director

Shiji (Hong Kong) Limited

By	/s/ Zhongchu Li
Name:	Zhongchu Li
Title:	Director

eFuture CI Limited

By	/s/ Zhongchu Li
Name:	Zhongchu Li
Title:	Director

[Signature Page to Acknowledgment of Amendment No. 2 to 13e-3]